AMENDED AND RESTATED
COMPLIANCE SERVICES AGREEMENT

COMPLIANCE SERVICES AGREEMENT dated as of June 8, 2021 (the “Effective Date”), amended and restated on March 22, 2023, by and between the USCA All Terrain Fund (the “Fund” or the “Trust”), a Delaware statutory trust, and Cipperman Compliance Services, LLC (“CCS”), a Pennsylvania limited liability company.

WHEREAS, the Fund is a closed-end, non-diversified management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund is advised by USCA Asset Management, LLC (the “Advisor”);

WHEREAS, the Board of Trustees of the Trust (the “Board”) is required to implement a compliance program pursuant to Rule 38a-1 (“Rule 38a-1”) of the 1940 Act including the designation of a chief compliance officer (the “CCO”);

WHEREAS, the Fund wishes to engage CCS to provide certain compliance services;

WHEREAS, CCS wishes to provide such services to the Fund under the conditions set forth below;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Fund and CCS agree to the Terms and Conditions described in Exhibits A-D.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

USCA ALL TERRAIN FUND

By_/s/ Phil Pilibosian
     Name: Phil Pilibosian
     Title: President

CIPPERMAN COMPLIANCE SERVICES, LLC

By /s/ Todd Cipperman
     Name: Todd Cipperman
     Title: Managing Member

Exhibit A

Services
Base Services (included in monthly fee):

1.
Chief Compliance Officer. We will designate a member of our staff to serve as Chief Compliance Officer pursuant to Rule 38a-1. The CCO will be responsible for administering the Fund’s policies and procedures, reporting to the Board, providing the annual written compliance report, and any other matters required of a CCO under the Investment Company Act.

2.
Policies and Procedures. We will draft and proactively maintain and update the Fund’s compliance manual to reflect regulatory changes and changes to the Fund’s business. We will draft all policies and work with management and the Board to include all recommended revisions and changes (one aggregate amendment per year unless required by law). We will monitor the industry and regulatory developments and recommend changes to policies and procedures as appropriate.

3.
Compliance Review. We will conduct the annual review of the adequacy and effectiveness of the policies and procedures of the Fund and the relevant service providers. Pursuant to Rule 38a-1(a)(4)(iii), the annual report will address (A) the operation of the policies and procedures of the fund and each investment adviser, principal underwriter, administrator, and transfer agent of the fund, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review…; and (B) each Material Compliance Matter (as defined in Rule 38a-1(e)(2)) that occurred since the date of the last report. The review will include a review of the policies and procedures, interviews of key personnel, obtaining certifications, conducting rolling site visits of service providers, reviewing internal and/or third party compliance and internal control reports, reviewing cited regulatory deficiencies and/or exam results, noting observed risks, and testing implementation.

4.
Compliance Report. We will prepare a detailed written report of our annual compliance program review. The report will include a comprehensive testing matrix accompanied by a written report discussing the most significant issues. The report will also describe remediation efforts with respect to prior years’ findings. We will then discuss the report with the Board at an in-person meeting.

5.	Access to Regulatory Updates. We will provide full, free, and unlimited access to our regulatory updates, blog posts, and best practices information. You will also receive daily email updates.

6.	On-site Due Diligence. We will conduct regulatory onsite due diligence of all 38a-1 service providers.

7.	Compliance Calendar. We will create, implement, and follow a detailed compliance calendar and project plan to ensure the timely completion of all compliance activities by all relevant parties.

8.
Board Reporting. A representative from CCS will attend all Board meetings and report material compliance issues to the Board. We will also review certifications of various service providers and make a series of written compliance certifications.

9.
Certifications. We will ensure that all relevant personnel and service providers receive and understand the compliance policies and procedures, obtain certifications with respect thereto, and obtain quarterly compliance certifications for delivery to the Board.

10.
Regulatory Exams. We will provide support related to responding to regulatory exams conducted by the SEC (24 hours per year; $300/hour thereafter). This will include assembling materials in response to requests, interfacing with the exam staff, and preparing a written response to deficiencies.

11.	Advice, Guidance, and Support. We will provide real-time advice and guidance to Management or the Board with respect to any compliance and regulatory question.

12.
Code of Ethics. We will utilize our proprietary technology and process to manage all processes under the Fund’s Code of Ethics including obtaining certifications, cross-checking personal trading account records, and preclearing transactions (up to 10 Access Persons).

13.	Training. We will offer training sessions on topics and to personnel designated by management or the Board.

Additional Services (not included in monthly fee):

-	Implementing operational procedures;
-	Training other than as described in Base Services;
-	Assisting with licensing requirements for individuals;
-	Conducting email reviews;
-	Responding to regulatory examinations in excess of the hours described in Base Services;
-	Responding to client inquiries or RFPs;
-	Utilizing third party technology (including manual) to manage the Code of Ethics processes;
-	Conducting initial reviews of Adviser or Sub-Advisers for Board approval;
-	Providing compliance services to affiliates;
-	Providing compliance services with respect to other jurisdictions, statutes, or regulations, other than as described herein;
-	Providing services before or after the Term hereof;
-	Providing services not described above under “Base Services;” and
-	Providing other compliance services as reasonably requested.

Exhibit B Fees and Term

Fee for Base Services: [Intentionally Omitted]

1. This Agreement may be terminated at any time, without the payment of any penalty (i) by the Fund on sixty (60) days’ written notice to ACA Foreside or (ii) by ACA Foreside on sixty (60) days’ written notice to the Fund, provided, however, that the Board will have the right and authority to remove the individual designated by ACA Foreside as the Fund’s CCO at any time, with or without cause, without payment of any penalty.  In this case, ACA Foreside will designate another employee of ACA Foreside, subject to approval of the Board and its independent trustees, to serve as temporary CCO until the earlier of: (i) the designation of a new permanent CCO; or (ii) the termination of this Agreement.

Exhibit D

Addenda:

Section III.E. shall be amended by deleting “12 months” and replacing it with “24 months”.

Internal Compliance Liaison: Philip J. Pilibosian

Address for Notices:

U.S. Capital Advisors LLC

4444 Westheimer Road, Suite G500 Houston, TX 77027